Exhibit 99.1

Xunlei Elects New Chairman of the Board of Directors

Shenzhen, China, December 12, 2017 (GLOBE NEWSWIRE) – Xunlei Limited (“Xunlei” or the “Company”) (Nasdaq: XNET), a leading cloud-based acceleration technology company in China, today announced that the board of directors of the Company has elected Mr. Chuan Wang as the Chairman of Board of Directors of the Company. Mr. Sean Shenglong Zou no longer serves as the chairman and remains as a board member. The change was effective on December 12, 2017.

Mr. Chuan Wang, Chairman of the Board of Directors of the Company, commented, “Sean spearheaded the Company’s IPO efforts and as a founder, he drove Xunlei to become one of the top Internet companies in China. We appreciate very much his significant contributions to the Company.”

Mr. Lei Chen, Chief Executive Officer of Xunlei, commented: “I’m very grateful to Sean. It is because of his support and trust that I have become the CEO of the Company. I will continue to count on his guidance and support to transform Xunlei into an innovation-driven growth company. ”

Mr. Sean Shenglong Zou commented “Since I recommended Lei to the CEO position in July this year, he has made outstanding progress on research and development of industry-leading distributed cloud computing technology and products for sharing economy and won wide respect from the employees of the Company. Mr. Wang is a co-founder of Xiaomi, an internationally recognized hardware, software and internet company, and a successful entrepreneur. I’m pleased to recommend Mr. Chuan Wang to be the Chairman of the Board of Directors. I trust under the leadership of Mr. Wang, the Board of Directors of the Company will lead the Company towards great success in the future.”

Mr. Chuan Wang has been a director of Xunlei since March 2014. Mr. Wang is a co-founder of Xiaomi Inc., where he has served as its vice president since 2012. He is also the founder of Beijing Duokan Technology Co., Ltd., where he has served as its chief executive officer since its inception of business in 2010. Between 2005 and 2011, Mr. Wang was the general manager of Beijing Thunder Stone Century Technology Co., Ltd. Prior to that, Mr. Wang was the general manager of Beijing Thunder Stone Digital Technology Co., Ltd. since 1997. Mr. Wang received his bachelor of science degree from Beijing University of Technology in China in 1993.

About Xunlei

Xunlei Limited ("Xunlei") is a leading cloud-based acceleration technology company in China. Xunlei operates a powerful internet platform in China based on cloud computing to provide users with quick and easy access to digital media content through its core products and services, Xunlei Accelerator and the cloud acceleration subscription services. Xunlei is increasingly extending into mobile devices in part through potentially pre-installed acceleration products in mobile phones. Benefitting from the large user base accumulated by Xunlei Accelerator, Xunlei has further developed various value-added services to meet a fuller spectrum of its users' digital media content access and consumption needs.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as "will," "expects," "believes," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the management's quotations contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Forward-looking statements involve inherent risks and uncertainties, including but not limited to: the Company's ability to continue to innovate and provide attractive products and services to retain and grow its user base; the Company's ability to keep up with technological developments and users' changing demands in the internet industry; the Company's ability to convert its users into subscribers of its premium services; the Company's ability to deal with existing and potential copyright infringement claims and other related claims; the Company’s ability to react to the governmental actions for its scrutiny of internet content in China and the Company's ability to compete effectively. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by the Company is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of the press release, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

CONTACT: IR Contact:

Xunlei Limited

Email: ir@xunlei.com

Tel: +86 755 26035888-8893

Website: http://ir.xunlei.com